Energy Fuels Files Two Technical Reports and Preliminary Base Shelf Prospectus

March 28, 2013

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU) (TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has filed an updated mineral resource estimate on its 100% owned La Sal Project, increasing the Company’s measured and indicated uranium and vanadium resourc ces by about 2.7 million and 15.5 million pounds, respectively, and an updated mineral resource estimate and preliminary economic assessment on its 100% owned Juniper Ridge Project, increasing the Company’s indicated uranium resources by nearly 1 million pounds. In addition, the Company has filed a preliminary base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec and intends to file on March 31, 2014 a registration statement (Form F-10) with the United States Securities and Exchange Commission (“SEC”). Each of these filings is described in more detail below.

The La Sal Project:

The Company has filed on SEDAR a report titled, “Technical Report on La Sal District Project (Including the Pandora, Beaver, and Energy Queen Projects), San Juan County, Utah, U.S.A.”, which includes an updated NI 43-101 mineral resource estimate (the “La Sal Technical Report”), prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration (“NI 43-101”). The La Sal Technical Report was prepared by Douglas C. Peters, CPG, who is a “qualified person” and “independent” of the Company within the meaning of NI 43-101. The La Sal Technical Report replaces the March 15, 2011 technical report on the Energy Queen project.

The La Sal Project consists of a series of uranium-vanadium mines along an 11-mile mineral trend located in southeastern Utah. The Pandora/Snowball (“Pandora”) mines and the Beaver/LaSal (“Beaver”) mines are fully-permitted and fully-developed mines which were in production by Energy Fuels as recently as the Fall of 2012. The Company is currently maintaining these mines on standby, so they can be placed back into production with minimal time or cost, as uranium market conditions warrant. In addition, the La Sal Project includes the Company’s fully-permitted and partially-developed Energy Queen project, along with an adjacent property known as the Redd Block property.

The La Sal Technical Report increases the Company’s measured and indicated uranium resources by approximately 2.7 million pounds, and its measured and indicated vanadium re esources by approximately 15.5 million pounds, compared to the previous Energy Queen technical report. According to the La Sal Technical Report, the project contains 1.14 million tons of Measured and Indicated Mineral Resources with approximately 4.1 million pounds of uranium and 21.5 million pounds of vanadium at average grades of 0.18% U3O8 and 0.94% V2O5, respectively. In addition, the project contains approximately 0.2 million tons of Inferred Mineral Resources with 0.4 million pounds of uranium and 1.9 million pounds of vanadium at average grades of 0.10% U3O8 and 0.51% V2O5, respectively.

Stephen P. Antony, President and CEO of Energy Fuels stated: “The La Sal Project is one of Energy Fuels’ key uranium and vanadium production sources, as it has the potential to contribute to our near-term production optionality. Two mines in the project, the Beaver mine and the Pandora mine, were in production as recently as late 2012. We continue to maintain these mines on standby, so we can bring them back into production within just a few months’ time with minimal upfront cost, once market conditions improve to suitable levels.”

The Juniper Ridge Project:

The Company also filed on SEDAR a report titled, “Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A.”, which includes an updated NI 43-101 mineral resource estimate and a preliminary economic assessment (the “Juniper Ridge Technical Report”) prepared in accordance with NI 43-101. The Juniper Ridge Technical Report was prepared by Douglas L. Beahm, P.E., P.G. and Terence P. McNulty, P.E., D.Sc., each of whom are a “qualified person” and “independent” of the Company within the meaning of NI 43-101. The Juniper Ridge Technical Report replaces a previous February 21, 2012 technical report on the project.

The Juniper Ridge Technical Report increases the mineral resource estimate for the project by nearly 20% in comparison to the previous technical report. The new resource estimate for the Juniper Ridge project shows the project having a total of approximately 5.2 million tons of Indicated Mineral Resources containing 6.1 million pounds of uranium with an average grade of 0.06% eU3O8. In addition, the project is estimated to have an additional 107,000 tons of Inferred Mineral Resources containing 182,000 pounds of uranium with an average grade of 0.09% eU3O8.

Under the base-case scenario in the preliminary economic assessment (“PEA”), the Company anticipates utilizing open pit mining in conjunction with on-site heap leach recovery that produces an intermediate uranium concentrate in the form of loaded resin, which could be shipped to Energy Fuels’ 100% owned White Mesa Mill near Blanding, Utah (or other regional facilities) for final processing. Historic mining at the project occurred in the 1950’s and 1960’s, during which time significant uranium was produced.

Under the base-case scenario in the PEA, the Juniper Ridge Project is expected to produce a little over 500,000 pounds of U3O8 per year over a 10-year mine life. The project is expected to require initial capital expenditures of $37.5 million, and to generate an after-tax internal rate of return of 22% and net present value of $21.3 million, applying an 8% discount rate. In addition, the direct cash cost of production, including processing and royalties, is expected to total $38.84 per pound. The PEA assumes a constant uranium price of $65/pound over the 10-year life of the project.

Preliminary Base Shelf Prospectus & U.S. Registration Statement:

The Company also has filed a preliminary base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Quebec, and intends to file on Monday, March 31, 2014 a registration statement on Form F-10 with the SEC, which will not yet become effective. The securities may not be sold, nor may offers to buy, be accepted prior to the time the registration statement becomes effective. Details on these filings are described below.

Under the Prospectus, the Company may issue common shares, warrants, subscription receipts, preferred shares, debt securities, or any combination of such securities as units, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale, and as set forth in an accompanying prospectus supplement, for an aggregate offering amount of up to US$100,000,000 during the 25 month period that the final short form base shelf prospectus remains effective.

Stephen P. Antony, President and CEO of Energy Fuels commented: “An important aspect of Energy Fuels’ strategy is to create and maintain the optionality of our US-based uranium production assets so we can significantly increase uranium production as market conditions may improve in the coming years. This base shelf prospectus puts Energy Fuels into a position to access new financing opportunities that could be utilized in pursuing this strategy over the next two years and ensures that we are ready to rapidly execute on new transactions as they arise.”

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by NI 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, which supplied approximately 25% of the uranium produced in the United States in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8 per year. Energy Fuels has projects located in a number of Western U.S., including a producing mine, mines on standby and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements and expectations with respect to the Juniper Ridge and La Sal Project resource estimates, development plans, permitting, and project economics, the filing of the preliminary or final base shelf prospectus and obtaining a receipt therefor, future offerings of securities, having any registration statement referred to herein declared effective in the U.S., and the timing of filing an F-10 registration statement. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “expects” “does not expect”, “is expected”, “subject to”, “prospective” or “believe”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will be taken”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com